UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month(s) of May, 2005

Commission File Number 0-29916

AMERICAN BONANZA GOLD MINING CORP.
(Translation of registrant's name into English)

Suite 1606 - 675 West Hastings Street, Vancouver, B.C. Canada V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

List of Exhibits furnished with this 6-K:

99.1	Press Release dated May 9, 2005

99.2	Press Release dated May 13, 2005

99.3	Quarter Report for the three months ended March 31, 2005

99.4	Management Discussion and Analysis for the three months ended March 31, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN BONANZA GOLD MINING CORP.
(Registrant)

By:	/s/ Giulio T. Bonifacio
Date: May 16, 2005	Giulio T. Bonifacio
Executive VP & CFO

* Print the name and title of the signing officer under his signature.